February 3, 2012

Ms. Suzanne Hayes
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-7010

Re:          Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 23, 2011
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Filed November 8, 2011
Form 8-K filed February 11, 2011
File No. 001-14761

Dear Ms. Hayes:

Thank you for your comment letter dated January 6, 2012 regarding GAMCO Investors, Inc.’s (“GBL” or “our”) Form 10-K for Fiscal Year Ended December 31, 2010, Form 10-Q for Fiscal Quarter Ended September 30, 2011 and Form 8-K filed February 11, 2011.

For your convenience, we have repeated your comments and provided our responses below:

General

Comment:	1.	In future Form 10-Q filings please correct the Commission File Number to reflect the correct file number of 001-14761.

Response:	We have corrected our files to reflect the correct file number of 001-14761.

Form 8-K filed February 11, 2011

Comment:	2.
Your filing does not include information for Mr. Zuccaro responsive to Item 5.02(c)(3) of Form 8-K, and it does not appear that you have filed an amended Form 8-K with such information as contemplated by Instruction 2 to Item 5.02 of Form 8-K.  Please file an amended Form 8-K with this information or provide us with a detailed analysis supporting your apparent conclusion that you were not required to provide information responsive to Item 5.02(c)(3) of Form 8-K.

Response:
Paragraph (c) of Item 5.02 of Form 8-K requires disclosure if a company appoints a new principal executive officer, president, principal financial officer, principal accounting officer, principal operating officer or person performing similar functions.  Form 8-K states that the company must disclose: the officer's name, position, the date of the appointment, information regarding the background of the officer and certain related transactions with the company, and a brief description of the material terms of any employment agreement between the company and the officer.   Item 502(c)(3) specifically requires a brief description of any “material plan, contract or arrangement (whether or not written) in which a covered officer is a party or in which the officer participates that is entered into. . .”

There is no material plan, contract or arrangement between GAMCO Investors, Inc. (“GAMCO”) and Robert Zuccaro regarding his employment as GAMCO’s principal financial officer.  Mr. Zuccaro is an employee at will.  He receives an annual salary which was recommended by Mario Gabelli, GAMCO’s Chairman and Chief Executive Officer, at the time Mr. Zuccaro was appointed and was subject to the approval of GAMCO’s Compensation Committee of the Board of Directors.  As with any employee of GAMCO, Mr. Zuccaro is also eligible to receive a discretionary bonus, which may include stock options or restricted stock awards, that will also be subject to the approval of the Compensation Committee.  To the extent that they have the proper regulatory registrations, employees of GAMCO, including Mr. Zuccaro, are also eligible to receive, in addition to their base salary, incentive-based variable compensation for attracting or providing client service to separate accounts, shareholders of the Gabelli/GAMCO Funds or investors in GAMCO’s other products.  The foregoing are compensation plans previously in place and have not been modified in any way in relation to Mr. Zuccaro’s employment.  Changes in such plans may be reportable under Item 5.02(e) but their existence is not reportable under Item 5.02(c). Accordingly, GAMCO believes that the Form 8-K regarding the appointment of Mr. Zuccaro was compliant with the requirements of Item 5.02.

Form 10-K for Fiscal Year Ended December 31, 2010
Item 1A. Risk Factors, page 25
Our credit ratings affect our borrowing costs, page 30

Comment:	3.	Please expand your risk factor to quantify the expected impact of a one and two notch downgrade in your credit ratings.

Response:	Our proposed disclosure is as follows (in track changes):

Our credit ratings affect our borrowing costs.

Our borrowing costs and our access to the debt capital markets depend significantly on our credit ratings.  A reduction in our credit ratings could increase our borrowing costs and may limit our access to borrowings and preferred stock.  We currently maintain an investment grade rating at both Moody’s Investors Services (“Moody’s”) (Baa3/stable) and Standard & Poor’s (“S&P”) (BBB/stable).  We believe that a one notch downgrade in our credit rating would result in a debt rating below investment grade and increase our long-term borrowing costs, on future borrowings, by 50 basis points while a two notch downgrade would increase our long-term borrowing costs, on future borrowings, by approximately 150 basis points.  Our current outstanding debt issuances would not be impacted by any changes in our ratings.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38
Overview – Consolidated Statements of Financial Condition, page 39

Comment:	4.
We note that you have identified gross adjusted cash and investments, net of debt and noncontrolling interest as a non-GAAP financial measure.  Please revise your future filings to provide all of the disclosures required by Item 10(e) of Regulation S-K, including an explanation as to why you believe this non-GAAP financial measure provides useful information to investors.

Response:
In reviewing your comment and the intended use of this metric we have decided to remove it from future filings.  This metric is used by our own research analysts for analyzing or arriving at the valuation of a company’s business operations implied by deducting this value from the market price of the company.  While this metric can be a valuable tool in analyzing many companies, its use may be limited to a smaller group of sophisticated investors who can compute this metric independently.

Operating Results for the Year Ended December 31, 2010 as compared to the Year Ended December 31, 2009, page 42
Operating Margin, page 43

Comment:	5.
We note that your disclosure of operating margin before management fees appears to be a non-GAAP financial measure.  Accordingly, please tell us how you plan to comply with the disclosure requirements within Item 10(e) of Regulation S-K in future filings.

Response:
We plan on complying with the disclosure requirements within Item 10(e) of Regulation S-K in future filings by providing the following reconciliation and explanation between operating margin, the GAAP measure, to operating margin before management fee, the non-GAAP measure, directly after the operating margin paragraph.

	2010	2009
Revenues	$280,380	$218,114

Operating income	$91,029	$72,210
Add back: management fee expense	12,013	9,758
Operating income before management fee	$103,042	$81,968

Operating margin	32.5%	33.1%

Operating margin before management fee	36.8%	37.6%

Operating income before management fee expense is used by management for purposes of evaluating its business operations.  We believe this measure is useful in illustrating the operating results of the Company as management fee expense is based on pre-tax income before management fee expense, which includes non-operating items including investment gains and losses from the Company’s proprietary investment portfolio and interest expense.  We believe that an investor would find this useful in analyzing the business operations of the Company without the impact of the non-operating items such as trading and investment performance.

Item8.  Financial Statements and Supplementary Data, page 55
Note A.  Significant Accounting Policies, page 66
Investments in Partnerships and Affiliates, page 68

Comment:	6.
Disclosures regarding your consolidation policy appear to be provided in various footnotes (including here and on pages 78-79) rather than in one centralized location.  Given the complexities involved in assessing your investments in partnerships and affiliates for consolidation (including whether entities are voting interest entities or VIEs and the impact that limited partner rights have on the general partner’s consolidation determination), please revise your future filings to provide more robust disclosure explaining your consolidation policy within your accounting policy footnote.  Address the following in your revised disclosure:

•	Explain to the extent that you do not hold a direct ownership interest in these entities how you assess the guidance within ASC 810-10 in determining whether such entities should be consolidated.
•
To the extent you are the general partner of the limited partnership and such partnerships were not deemed as variable interest entities under ASC 810-10-25, please also discuss how you analyze the guidance in ASC 810-20 in determining whether consolidation of these partnerships is appropriate.

•
Enhance your disclosure regarding the deferral of the FASB’s revised consolidation guidance and its application to your consolidation policy to more clearly explain your current accounting policy with respect to the consolidation of VIEs, the key differences between your policy and that required under the new guidance, and how the entities with which you are involved qualify for the deferral.

Response:
In future Form 10K filings, to enhance the disclosure of our consolidation policy, we will combine and centralize our disclosure into the Accounting Policy footnote and then replicate this disclosure in the Critical Accounting Policies section of the MD&A where we will expand it to also address the implications of ASU 2010-10 and the proposed Accounting Standards Update issued by the FASB in November 2011.  To accomplish this, we will change our accounting policy footnote (Note A), section on Investment in Partnerships and Affiliates to read as follows

 Investments in Partnerships and Affiliates

Affiliated Entities

The Company is general partner or co-general partner of various sponsored limited partnerships and the investment manager of various sponsored offshore funds whose underlying assets consist primarily of marketable securities (the “affiliated entities”).  In accordance with the consolidation assessment models set forth in ASC 810-10 and 810-20, the Company consolidates all investments in partnerships and affiliates in which the Company has a controlling financial interest.

The Company first determines whether an entity is a variable interest entity (“VIE”).  A VIE is an entity in which either (a) the equity investment at risk is not sufficient to permit the entity to finance its own activities without additional financial support or (b) the equity investors do not have the ability to make decisions about the entities’ activities or obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the entity or (c) the voting rights are not proportional to their obligations to absorb the expected losses of the entity or their rights to receive the expected residual returns of the entity.  The Company evaluates whether entities in which it has an interest are VIEs and whether the Company is the primary beneficiary of any VIEs identified in its analysis.  The Company is determined to be the primary beneficiary if it absorbs a majority of the VIE’s expected losses, expected residual returns, or both.  If the Company is the primary beneficiary of a VIE, it consolidates that entity.  If the Company is not the primary beneficiary, it accounts for its investment under the equity method.

In June 2009 the FASB amended the guidance on VIEs when it issued ASU 2009-17.  This guidance requires that if a decision maker has a variable interest in a VIE, the decision maker is not solely acting in a fiduciary capacity and would be required to consolidate the VIE if it has both the power to direct the most significant activities of the VIE and economic exposure that could potentially be significant to the VIE.  If the Company were to apply such guidance it would be required to consolidate most of its affiliated entities.  In February 2010, the FASB issued ASU 2010-10, which indefinitely deferred the effective date of the amendments to ASC 810-10 made by ASU 2009-17, for a reporting entity’s interest in certain entities.  Currently, interests in entities that qualify for the deferral are evaluated by applying the VIE model in ASC 810-10 (i.e., before the amendments by ASU 2009-17), while interests in entities that do not qualify for the deferral must be evaluated under the amendments in ASU 2009-17.  Because all of the entities with which the Company is involved which would have been subject to the guidance in ASU 2009-17 were determined to qualify for the FASB’s deferral of such guidance, the Company applies the guidance for VIEs that existed prior to the issuance of ASU 2009-17.

If the entity is not considered a VIE it is treated as a voting interest entity (“VOE”) and the Company applies the guidance in ASC 810-20 in determining whether the entity should be consolidated.  Under ASC 810-20, the general partner or investment manager is deemed to control the entity and therefore must consolidate it unless the unaffiliated limited partners or shareholders have the ability (a) to remove the general partner or investment manager, without cause, (b) to dissolve the entity or (c) have substantive participating rights.  If the unaffiliated limited partners or shareholders possess substantive rights, then the Company does not consolidate the entity, and the equity method of accounting is applied.  If the unaffiliated limited partners or shareholders do not have such rights, the Company consolidates the entity.

For those investments accounted for under the equity method, the Company’s share in net earnings or losses of these affiliated entities are reflected in income as earned and are included in net gain/(loss) from investments on the consolidated statements of income.  Capital contributions are recorded as an increase in investments when paid, while withdrawals and distributions received are recorded as reductions of the investments.  Depending on the terms of the investment, the Company may be restricted as to the timing and amounts of withdrawals.

For consolidated feeder funds (“CFFs”) that own 100% of their offshore master funds, the Company retains the feeder funds’ specialized investment company accounting (i.e., the feeder funds accounts for its investment in the master fund at fair value).

The Company records noncontrolling interests in consolidated entities for which the Company’s ownership is less than 100%.

Unaffiliated entities

We also have investments in unaffiliated partnerships, offshore funds and other entities.  The Company applies the same guidance to unaffiliated entities as it does for affiliated entities, first looking at the VIE criteria, then VOE criteria and finally applying the equity method, if applicable.  Given that we are not a general partner or investment manager in any unaffiliated entities, we do not earn any management or incentive fees and we do not have a controlling financial interest, we do not currently consolidate any unaffiliated entities.

Our balance sheet caption “investments in partnerships” includes those investments, in both affiliated and unaffiliated entities, which the Company accounts for under the equity method of accounting and certain investments in consolidated feeder funds that the Company accounts for at fair value, as described above.  The Company reflects the equity in earnings of these equity method investees and the change in fair value of the consolidated feeder funds under the caption net gain/(loss) from investments on the consolidated statements of income.

In addition to modifying Note A as we have above, we will modify paragraph 1 of Note D to refer to Note A as to the definition of our consolidation policy to eliminate redundancies.  This revision to Note D forms a portion of our response to the Commission’s Comment 9 below.

Major Revenue-Generating Services and Revenue Recognition, page 68

Comment:	7.
We note your disclosures regarding various performance-based fees (including incentive allocations, fulcrum fees, and certain management fees) and that such fees are typically recognized at the end of the measurement or stipulated contract period.  Please revise your future filings to more clearly define the measurement periods (e.g., quarterly, annually, etc.) associated with each performance-based fee.

Response:	Our proposed disclosure is as follows (in track changes):

Revenues from investment partnerships and offshore funds also generally include an incentive allocation on the absolute gain in a portfolio or a fee of 20% of the economic profit as defined in the partnership agreement.  The incentive allocation or fee is recognized at the end of the measurement period, which is annually, and amounts due are included in investment advisory fees receivable on the consolidated statements of financial condition.  There were $3.7 million and $2.7 million in incentive allocations and fees receivable as of December 31, 2010 and 2009, respectively.  The Company also receives ~~fulcrum~~ performance fees from certain Institutional and Private Wealth Management accounts, which are based upon meeting or exceeding specific benchmark index or indices.  Performance fees refer to fees earned when the return generated for the client exceeds the benchmark and can be earned even if the return to the client is negative as long as the return exceeds the benchmark.  These fees are recognized, for each respective account, at the end of the stipulated contract period ~~for the respective account,~~ which is both quarterly and annually and varies by account.  Receivables due ~~from~~for~~fulcrum~~ performance fees earned are included in investment advisory fees receivable on the consolidated statements of financial condition.  There were $8.4 million and $3.1 million in ~~fulcrum~~ performance fees receivable as of December 31, 2010 and 2009, respectively.  Management fees on a majority of the closed-end preferred shares are received at year-end if the total return to common shareholders of the closed-end fund for the calendar year exceeds the dividend rate of the preferred shares.  These fees are recognized at the end of the measurement period, which is annually.  Receivables due ~~on~~for management fees on closed-end preferred shares of the Funds are included in investment advisory fees receivable on the consolidated statements of financial condition.  There were $8.7 million in management fees receivable on closed-end preferred shares as of both December 31, 2010 and 2009.   For The GDL Fund, there is a performance fee earned as of the end of the calendar year if the total return of the fund is in excess of the T-Bill Index total return.  This fee is recognized at the end of the measurement period, which is annually on a calendar year basis.  Receivables due for~~on~~ performance fees relating to The GDL Fund are included in investment advisory fees receivable on the consolidated statements of financial condition and were $3.3 million and $5.9 million as of December 31, 2010 and 2009, respectively.

Comment:	8.	As a related matter, please also revise your future filings to more clearly define fulcrum fees as this terms appears to be specific to your industry and may not be widely understood.

Response:
In reviewing the definition of fulcrum fee, which relates to a fee which can both increase and decrease, we have determined that the fees we earn are not fulcrum fees, under the industry definition, and are more accurately described as performance fees.  We have changed our disclosure accordingly.

D. Investments in Partnerships, page 78

Comment:	9.
Given your involvement with various types of entities (e.g., partnerships, offshore funds and other investment vehicles) and the different consolidation models that may be applicable, we believe that more granular disclosure in this area would provide beneficial information to investors.  Accordingly, please revise your future filings to provide more detailed disclosure of the types of entities with which you are involved as well as the applicable consolidation model.  Please also provide clear disclosure that enables a reader to understand why certain vehicles have been consolidated and others have not.

Response:
In reviewing your comment we have decided to combine Note D – Investment in Partnerships and Note E – Consolidated Partnerships and Offshore Funds and Variable Interest Entities from the 2010 Form 10-K into a single footnote.  Our proposed disclosure is as follows:

D.  Investments in Partnerships, Offshore Funds and Variable Interest Entities

The Company is general partner or co-general partner of various sponsored limited partnerships and the investment manager of various sponsored offshore funds whose underlying assets consist primarily of marketable securities (the “affiliated entities”).  We also have investments in unaffiliated partnerships, offshore funds and other entities (the “unaffiliated entities”).  We evaluate each entity for the appropriate accounting treatment and disclosure.  Certain of the affiliated entities are consolidated, as discussed in Note A.  In addition, our balance sheet caption “investments in partnerships” includes those investments, in both affiliated and unaffiliated entities, which the Company accounts for under the equity method of accounting, as well as certain investments that the feeder funds hold that are carried at fair value, as described in Note C.  The Company reflects the equity in earnings of these equity method investees and the change in fair value of the consolidated feeder funds under the caption net gain from investments on the consolidated statements of income.

The following table highlights the number of entities that we consolidate as well as under which accounting guidance they are consolidated, including CFFs which retain their specialized investment company accounting, and partnerships and offshore funds which we consolidate as described in Note A.

Entities consolidated
	CFFs		Partnerships		Offshore Funds		Total
	VIEs	VOEs	VIEs	VOEs	VIEs	VOEs	VIEs	VOEs
Entities consolidated at December 31, 2008	1	5	-	1	1	-	2	6
Additional consolidated entities	-	-	-	-	-	-	-	-
Deconsolidated entities	-	(3)	-	-	(1)	-	(1)	(3)
Entities consolidated at December 31, 2009	1	2	-	1	-	-	1	3
Additional consolidated entities	-	-	-	1	1	-	1	1
Deconsolidated entities	-	-	-	-	-	-	-	-
Entities consolidated at December 31, 2010	1	2	-	2	1	-	2	4

For the year ended December 31, 2008, eight entities are consolidated.  As of and for the year ended December 31, 2009, four entities (four of the eight from 2008) are consolidated.  During 2009, four of these entities ceased being consolidated as they ceased operations and were closed.  Six entities (all four from 2009 and two additional entities) are consolidated within the consolidated financial statements for the year ended December 31, 2010.

The following table includes the impact by line item on the consolidated statements of financial condition for each category of entity consolidated (in thousands):

	December 31, 2010
	Prior to
	Consolidation	CFFs	Partnerships	Offshore Funds	As Reported
Assets
Cash and cash equivalents	$167,753	$-	$1,297	$551	$169,601
Investments in securities	219,364	-	20,410	65,712	305,486
Investments in partnerships	147,801	1,069	(13,381)	(52,618)	82,871
Receivable from brokers	23,062	-	8,388	15,171	46,621
Investment advisory fees receivable	44,944	7	(149)	(142)	44,660
Other assets	23,429	10	10	48	23,497
Total assets	$626,353	$1,086	$16,575	$28,722	$672,736
Liabilities and equity
Securities sold, not yet purchased	$2,557	$-	$10,157	$6,585	$19,299
Accrued expenses and other liabilities	75,608	193	1,639	825	78,265
Total debt	158,580	-	-	-	158,580
Redeemable noncontrolling interests	-	893	4,779	21,312	26,984
Total equity	389,608	-	-	-	389,608
Total liabilities and equity	$626,353	$1,086	$16,575	$28,722	$672,736

	December 31, 2009
	Prior to
	Consolidation	CFFs	Partnerships	Offshore Funds	As Reported
Assets
Cash and cash equivalents	$399,991	$-	$537	$-	$400,528
Investments in securities	152,601	-	4,802	-	157,403
Investments in partnerships	69,103	503	(6,951)	-	62,655
Receivable from brokers	27,353	-	2,719	-	30,072
Investment advisory fees receivable	35,690	19	(24)	-	35,685
Other assets	21,445	21	-	-	21,466
Total assets	$706,183	$543	$1,083	$-	$707,809
Liabilities and equity
Securities sold, not yet purchased	$9,569	$-	$-	$-	$9,569
Accrued expenses and other liabilities	54,102	60	102	-	54,264
Total debt	198,851	-	-	-	198,851
Redeemable noncontrolling interests	-	483	981	-	1,464
Total equity	443,661	-	-	-	443,661
Total liabilities and equity	$706,183	$543	$1,083	$-	$707,809

The following table breaks out the Company’s net earnings (loss), which is included in net gain/(loss) from investments on the consolidated statements of income, management fee and incentive allocation, which are included in investment advisory and incentive fees on the consolidated statements of income, by type of entity (in thousands):

	2010
	Net Earnings	Management	Incentive
	(Loss)	Fees	Allocation
Consolidated feeder funds	$3,309	$-	$-
Non consolidated feeder funds	159	97	151
Non consolidated affiliated partnerships	1,975	2,031	2,118
Non consolidated affilated offshore funds	3,689	722	1,337
Unaffiliated entities	3,761	-	-
Total	$12,893	$2,850	$3,606

	2009
	Net Earnings	Management	Incentive
	(Loss)	Fees	Allocation
Consolidated feeder funds	$1,671	$-	$-
Non consolidated feeder funds	49	121	27
Non consolidated affiliated partnerships	1,235	1,428	1,730
Non consolidated affilated offshore funds	1,055	501	923
Unaffiliated entities	2,585	-	-
Total	$6,595	$2,050	$2,680

Variable Interest Entities

We also have sponsored a number of investment vehicles where we are the general partner or investment manager in which we do not have an equity investment.  These vehicles are variable interest entities (“VIEs”), and we are not the primary beneficiary because we do not absorb a majority of the entities’ expected losses or expected returns.  The Company has not provided any financial or other support to these entities.  The total assets of these entities at December 31, 2010 and 2009 were $13.3 million and $10.4 million, respectively.  Our maximum exposure to loss as a result of our involvement with the VIEs is limited to the deferred carried interest that we have in one of the VIEs.  On December 31, 2010 and 2009, we had a deferred carried interest in one of the VIE offshore funds of approximately $325,000 and $284,000, respectively, which was included in investments in partnerships on the consolidated statements of financial condition.  Additionally, as the general partner or investment manager to these VIEs the Company earns fees in relation to these roles, which given a decline in AUMs of the VIEs would result in lower fee revenues earned by the Company which would be reflected on the consolidated statement of income, consolidated statement of financial condition and consolidated statement of cash flows.

In the case of two VIEs, we have determined that we are the primary beneficiary of each because we have an equity interest and absorb a majority of each entity’s expected losses; therefore they are consolidated in the financial statements.  The Company has not provided any financial support to these VIEs but does earn fees as the investment manager.  The assets of these VIEs may only be used to satisfy obligations of the VIEs.  The following table presents the balances related to these VIEs that were included on the consolidated statements of financial condition as well as GAMCO’s net interest in these VIEs:

	December 31,	December 31,
	2010	2009
(In thousands)
Cash and cash equivalents	$551	$-
Investments in securities	65,712	-
Investments in partnerships	1,522	998
Receivable from brokers	15,171	-
Other assets	47	-
Securities sold, not yet purchased	(6,585)	-
Accrued expenses and other liabilities	(864)	-
Redeemable noncontrolling interests	(21,699)	-
GAMCO's net interests in consolidated VIEs	$53,855	$998

Form 10-Q for Fiscal Quarter Ended September 30, 2011
Item 1. Financial Statements, page 3
C. Investments in Partnerships, page 12

Comment:	10.
We note your disclosure that on January 1, 2011, upon analysis of several factors, you deconsolidated a partnership given that you were no longer deemed to control the partnership.  We also note that you will continue to serve as general partner and maintain an investment in the deconsolidated partnership.  Please provide us with your analysis supporting the deconsolidation of this investment.  In your response, please include the relevant authoritative guidance you relied upon in making this determination.

Response:	See attached exhibits A & B which are internal accounting memos written to support our analysis to first consolidate the partnership, Gabelli Green Long/Short Fund LP and then to deconsolidate it.

Comment:	11.
As a related matter, please reconcile your disclosure concerning the deconsolidation of this partnership with your disclosure in the following paragraph that states that you consolidated two partnerships and one offshore fund at both December 31, 2010 and September 30, 2011.  For example, unless another partnership was newly consolidated during 2011, it is not clear why the number of consolidated partnerships would be the same at both December 31, 2010 and September 30, 2011 given that you deconsolidated a partnership in 2011.

Response:
The disclosure referenced in Comment 11 was only meant to illustrate the effect of consolidating the CFFs on the Company’s consolidated financial statements.  Those CFFs were the same in both the nine months ended September 30, 2011 and the nine months ended September 30, 2010.  In light of your comments, we will include the following disclosure to future Form 10-Q filings:

C.  Investments in Partnerships, Offshore Funds and Variable Interest Entities

The Company is general partner or co-general partner of various sponsored limited partnerships and the investment manager of various sponsored offshore funds whose underlying assets consist primarily of marketable securities (the “affiliated entities”).  We also have investments in unaffiliated partnerships, offshore funds and other entities (the “unaffiliated entities”).  We evaluate each entity for the appropriate accounting treatment and disclosure.  Certain of the affiliated entities are consolidated, as discussed in Note A.  In addition, our balance sheet caption “investments in partnerships” includes those investments, in both affiliated and unaffiliated entities, which the Company accounts for under the equity method of accounting, as well as certain investments that the feeder funds hold that are carried at fair value, as described in Note C.  The Company reflects the equity in earnings of these equity method investees and the change in fair value of the consolidated feeder funds under the caption net gain from investments on the condensed consolidated statements of income.

The following table highlights the number of entities that we consolidate as well as under which accounting guidance they are consolidated, including CFFs which retain their specialized investment company accounting, and partnerships and offshore funds which we consolidate as described in Note A.

Entities consolidated
	CFFs		Partnerships		Offshore Funds		Total
	VIEs	VOEs	VIEs	VOEs	VIEs	VOEs	VIEs	VOEs
Entities consolidated at December 31, 2008	1	5	-	1	1	-	2	6
Additional consolidated entities	-	-	-	-	-	-	-	-
Deconsolidated entities	-	(3)	-	-	(1)	-	(1)	(3)
Entities consolidated at December 31, 2009	1	2	-	1	-	-	1	3
Additional consolidated entities	-	-	-	1	1	-	1	1
Deconsolidated entities	-	-	-	-	-	-	-	-
Entities consolidated at December 31, 2010	1	2	-	2	1	-	2	4
Additional consolidated entities	-	-	-	-	-	-	-	-
Deconsolidated entities	-	-	-	(1)	-	-	-	(1)
Entities consolidated at September 30, 2011	1	2	-	1	1	-	2	3

For the year ended December 31, 2009, four entities are consolidated.  As of and for the nine months ended September 30, 2010, six entities (the four from 2009) and two newly created entities are consolidated.  During 2011, upon analysis of several factors, including the additional contribution of capital from unrelated third parties into a partnership that we consolidated for the year ended and as of December 31, 2010, we determined that the Company was no longer deemed to control the partnership, resulting in the deconsolidation of this partnership, effective January 1, 2011.  The deconsolidation did not result in the recognition of any gain or loss.  The Company continues to serve as the general partner and earns fees for this role, and it also maintains an investment in the deconsolidated partnership which is included in investments in partnerships on the condensed consolidated statements of financial condition and is accounted for under the equity method (which approximates fair value).  Five entities (five of the six from 2010) are consolidated within the consolidated financial statements for the nine months ended September 30, 2011.

The following table includes the impact by line item on the condensed consolidated statements of financial condition for each category of entity consolidated (in thousands):

	September 30, 2011
	Prior to
	Consolidation	CFFs	Partnerships	Offshore Funds	As Reported
Assets
Cash and cash equivalents	$333,230	$-	$2,175	$251	$335,656
Investments in securities	220,456	-	5,640	44,227	270,323
Investments in partnerships	158,432	1,007	(7,703)	(53,450)	98,286
Receivable from brokers	16,846	-	158	50,060	67,064
Investment advisory fees receivable	23,524	12	(1)	(84)	23,451
Other assets	26,029	11	-	70	26,110
Total assets	$778,517	$1,030	$269	$41,074	$820,890
Liabilities and equity
Securities sold, not yet purchased	$2,957	$-	$-	$3,786	$6,743
Accrued expenses and other liabilities	105,886	110	35	393	106,424
Total debt	261,973	-	-	-	261,973
Redeemable noncontrolling interests	1	920	234	36,895	38,050
Total equity	407,700	-	-	-	407,700
Total liabilities and equity	$778,517	$1,030	$269	$41,074	$820,890

	September 30, 2010
	Prior to
	Consolidation	CFFs	Partnerships	Offshore Funds	As Reported
Assets
Cash and cash equivalents	$294,222	$-	$49	$-	$294,271
Investments in securities	167,469	-	14,863	45,878	228,210
Investments in partnerships	141,754	1,028	(11,673)	(51,865)	79,244
Receivable from brokers	25,127	2	9,914	27,166	62,209
Investment advisory fees receivable	17,137	14	23	(29)	17,145
Other assets	21,072	16	32	20	21,140
Total assets	$666,781	$1,060	$13,208	$21,170	$702,219
Liabilities and equity
Securities sold, not yet purchased	$3,883	$-	$7,586	$6,977	$18,446
Accrued expenses and other liabilities	59,378	166	2,648	2,067	64,259
Total debt	159,000	-	-	-	159,000
Redeemable noncontrolling interests	-	894	2,974	12,126	15,994
Total equity	444,520	-	-	-	444,520
Total liabilities and equity	$666,781	$1,060	$13,208	$21,170	$702,219

The following table breaks out the Company’s net earnings (loss), which is included in net gain/(loss) from investments on the condensed consolidated statements of income, management fees and incentive allocation, which are included in investment advisory and incentive fees on the consolidated statements of income, by type of entity (in thousands):

	September 2011
	Net Earnings	Management	Incentive
	(Loss)	Fees	Allocation
Consolidated feeder funds	$(487)	$-	$-
Non consolidated feeder funds	(21)	88	-
Non consolidated affiliated partnerships	1,193	2,168	33
Non consolidated affilated offshore funds	379	650	(9)
Unaffiliated entities	(665)	-	-
Total	$399	$2,906	$24

	September 2010
	Net Earnings	Management	Incentive
	(Loss)	Fees	Allocation
Consolidated feeder funds	$1,338	$-	$-
Non consolidated feeder funds	84	82	48
Non consolidated affiliated partnerships	1,017	1,449	-
Non consolidated affilated offshore funds	2,717	535	69
Unaffiliated entities	1,619	-	-
Total	$6,775	$2,066	$117

Variable Interest Entities

We also have sponsored a number of investment vehicles where we are the general partner or investment manager in which we do not have an equity investment.  These vehicles are variable interest entities (“VIEs”), and we are not the primary beneficiary because we do not absorb a majority of the entities’ expected losses or expected returns.  The Company has not provided any financial or other support to these entities.  The total assets of these entities at September 30, 2011, December 31, 2010 and September 30, 2010 were $29.5 million, $13.3 million and $11.8 million, respectively.  Our maximum exposure to loss as a result of our involvement with the VIEs is limited to the deferred carried interest that we have in one of the VIEs.  On September 30, 2011, December 31, 2010 and September 30, 2010, we had a deferred carried interest in one of the VIE offshore funds of approximately $47,000, $325,000 and $307,000, respectively, which was included in investments in partnerships on the condensed consolidated statements of financial condition.  Additionally, as the general partner or investment manager to these VIEs the Company earns fees in relation to these roles, which in the case of a decline in AUMs of the VIEs would result in lower fee revenues earned by the Company which would be reflected on the consolidated statement of income, consolidated statement of financial condition and consolidated statement of cash flows.

In the case of two VIEs, we have determined that we are the primary beneficiary of each because we have an equity interest and absorb a majority of each entity’s expected losses; therefore they are consolidated in the financial statements.  The Company has not provided any financial support to these VIEs but does earn fees as the investment manager.  The assets of these VIEs may only be used to satisfy obligations of the VIEs.  The following table presents the balances related to these VIEs that were included on the condensed consolidated statements of financial condition as well as GAMCO’s net interest in these VIEs:

	September 30,	December 31,	September 30,
	2011	2010	2010
(In thousands)
Cash and cash equivalents	$251	$551	$-
Investments in securities	44,227	65,712	45,878
Investments in partnerships	1,489	1,522	1,485
Receivable from brokers	50,060	15,171	27,166
Other assets	70	47	23
Securities sold, not yet purchased	(3,786)	(6,585)	(6,977)
Accrued expenses and other liabilities	(525)	(864)	(2,034)
Redeemable noncontrolling interests	(37,289)	(21,699)	(12,512)
GAMCO's net interests in consolidated VIEs	$54,497	$53,855	$53,029

J. Commitments and Contingencies, page 20

Comment:	12.
We note your disclosure that your financial statements include the necessary provisions for losses related to legal actions and proceedings that you believe are probable and estimable and that such amounts are not considered material to your financial condition, operations or cash flows.  Please revise your future filings to clarify whether your statement regarding materiality also includes reasonable losses.  If you are unable to make an assertion that the matters (inclusive of reasonable possible losses) will not be material to your consolidated financial statements, please disclose your estimated loss or range of reasonably possible losses in excess of amounts accrued in accordance with ASC 450-20-50.

Response:	Our proposed disclosure is as follows (in track changes):

From time to time, the Company is named in legal actions and proceedings.  These actions may seek substantial or indeterminate compensatory as well as punitive damages or injunctive relief.  The Company is also subject to governmental or regulatory examinations or investigations.  The examinations or investigations could result in adverse judgments, settlements, fines, injunctions, restitutions or other relief.  The Company cannot predict the ultimate outcome of such matters.  The consolidated financial statements include the necessary provisions for losses that the Company believes are probable and estimable.  Furthermore, the Company evaluates whether there exists losses which may be reasonably possible and, if material, makes the necessary disclosures.  Such amounts, both those that are probable and those that are reasonable possible, are not considered material to the Company’s financial condition, operations or cash flows.

K. Subsequent Events, page 21

Comment:	13.
We note that you deconsolidated a VIE subsequent to September 30, 2011 given that you were no longer deemed the primary beneficiary based among various factors including the redemption of $49.2 million of proprietary capital.  Please provide us with your analysis supporting the deconsolidation of this entity.  In your response, please include the relevant authoritative guidance you relied upon in making this determination.

Response:
First, we would like to provide some background information on the entity in question.  The entity is a stand-alone offshore fund incorporated in Grand Cayman, with Gabelli Securities, Inc., a 93% owned subsidiary of GAMCO as the investment manager.  It charges a 1% management fee and a 20% incentive fee.  The non-related party equity holders have rights to remove the investment manager that require a unanimous vote.

In determining that the entity was a VIE we looked at the guidance in ASC 810-10.  The key factor in this analysis is the equity holders’ lack of ability to direct the entity’s activities through voting rights.  Given that the decision to remove the investment manager need to be unanimous the kick-out rights are not deemed to be substantive under the guidance; therefore the equity holders lack the ability to direct the entity’s activities, and the entity is deemed a VIE.  The variable interests in this entity are the equity investments, the management fee and the incentive fee.  Prior to the redemption, GAMCO held a 59.2% equity ownership in the entity and therefore received the majority of the VIE’s expected residual returns and absorbed a majority of the expected losses; accordingly, it was deemed to be the primary beneficiary of the entity and required to consolidate it.  After the $49.2 million redemption, which occurred in early October, GAMCO’s equity ownership fell to 10.3%.  Given its reduced ownership interest, we determined that GAMCO will no longer receive the majority of the VIE’s expected residual returns or absorb the majority of the expected losses and was therefore no longer the primary beneficiary.  Therefore, consolidation was no longer appropriate.

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact me at (914) 921-5088.

Sincerely,

                          /s/ Robert S. Zuccaro
                            Robert S. Zuccaro
                                     Chief Financial Officer